March 1, 2018

Via EDGAR Correspondence

Ms. Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:  JANUS DETROIT STREET TRUST (“Registrant”)

Registration Statement on Form N-1A (the “Registration Statement”)

1933 Act File No. 333-207814

1940 Act File No. 811-23112

Post-Effective Amendment No. 22

Dear Ms. O’Neal-Johnson:

This letter responds to the comments to Post-Effective Amendment No. 22 to the Registrant’s registration statement on Form N-1A that were provided by telephone on February 16, 2018 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Small Cap Growth Alpha ETF, Janus Henderson Small/Mid Cap Growth Alpha ETF, Janus Velocity Tail Risk Hedged Large Cap ETF, Janus Velocity Volatility Hedged Large Cap ETF, The Long-Term Care ETF, The Obesity ETF, The Organics ETF, Janus Henderson SG Global Quality Income ETF and Janus Henderson Short Duration Income ETF (each, a “Fund” and collectively, the “Funds”). The Staff’s comments, as we understand them and the Registrant’s responses are below.

1.  Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Prospectuses and Statements of Additional Information (“SAIs”) of all Funds.

Response: The Registrant acknowledges the comment and confirms that it has complied.

All Funds ~ Prospectus Comments

2.   Staff Comment: Please provide the Staff with completed fee tables and expense examples for all Funds at least a week before the effective date of the registration

151 Detroit Street, Denver, CO 80206 T (303) 336 4000 janushenderson.com Janus Capital Management LLC serves as an investment adviser.

  statement.

Response: The Registrant provided completed fee tables and expense examples via email on February 22, 2018, and are attached in Appendix A to this letter.

3.	Staff Comment: Please confirm that updated performance information will be included in the upcoming 485(b) filing for the Funds.

Response: The Registrant so confirms.

4.	Staff Comment: In the Purchase and Sale of Fund Shares section of the Prospectuses, please consider disclosing if the purchases and redemptions of Creation Units at the creation unit level can be exchanged with cash and if so, the costs associated with transacting in cash, such as, for example, brokerage fees incurred by the Funds.

Response: Janus Henderson Short Duration Income Fund will normally issue creation units in exchange for cash, and redeems creation units for portfolio securities. The Registrant has revised the disclosure in the Purchase and Sale of Fund Shares section for this Fund accordingly. See the Fund’s “Cash Transaction Risk” in the Principal Risks section of the prospectus for costs and risks associated with cash creation unit transactions. With respect to the other eight Funds, in the normal course, the Funds will generally seek to issue and redeem creation units in exchange for portfolio securities, and an amount of cash that the Funds specify each day. The Registrant has revised the disclosure accordingly.

Janus Henderson Small Cap Growth Alpha ETF – Prospectus Comments

5.	Staff Comment: Please confirm whether the market capitalization range of the Fund’s Underlying Index as set forth in the Fund’s prospectus is consistent with the general understanding of small-sized capitalization stocks.

Response: The Registrant has updated the capitalization range of the Underlying Index. As of January 31, 2018, the capitalization ranged from approximately $90.5 million to $9.4 billion. The Registrant believes this is consistent with the general understanding of small-sized capitalization stocks. For example, the Russell 2000 Index, a widely-used index that tracks U.S small cap stocks, reported a maximum capitalization of $12.9 billion, as of January 31, 2018.

The Registrant has revised the disclosure to indicate that the Solactive Small Cap Index selects its stocks using the total public market value or “free-float”

capitalization to determine whether to include a stock into the Solactive Small Cap Index.

Janus Henderson Small/Mid Cap Growth Alpha ETF – Prospectus Comments

6.	Staff Comment: Please confirm whether the market capitalization range of the Fund’s Underlying Index as set forth in the Fund’s prospectus is consistent with the general understanding of small- to mid-sized capitalization stocks.

Response: The Registrant has updated the capitalization range of the Underlying Index. As of January 31, 2018, the capitalization ranged from approximately $71.5 million to $45.2 billion. The Registrant believes this is consistent with the general understanding of small- to mid-sized capitalization stocks. For example, the Russell 2500 Index, a widely-used index that tracks U.S small- and mid-cap stocks, reported a maximum capitalization of $19.8 billion, as of January 31, 2018. The Registrant notes that two securities that are currently included as a part of the Underlying Index, and consequently are included in the holdings of the Fund, have total market capitalizations outside of this range (Sirius XM Holdings Inc. (“Sirius”) and VMware, Inc. (“VMW”), whose total market capitalizations as of January 31, 2018 were approximately $25 billion and $45.2 billion, respectively). These two securities represent 1.85% and 2.42% of the Fund’s holdings as of February 23, 2018, respectively. These securities remain in the Underlying Index because the Solactive Small/Mid Cap Index, the universe from which the Underlying Index selects its stocks, uses the total public market value or “free-float” capitalization of a stock to determine whether to include a stock into the Solactive Small/Mid Cap Index. The free-float capitalization of Sirius and VMW, as of January 31, was $7.28 billion and $8.8 billion, respectively. Janus Henderson believes the use of “free-float” capitalization is a reasonable way to view market capitalization, particularly in terms of assessing liquidity. In light of this fact, and in light of the relatively small total percentage of Fund assets represented by these securities, the Registrant believes that the capitalization range of the Underlying Index is fairly described as small- and mid-sized capitalization. The Registrant has revised the disclosure to indicate that the Solactive Small/Mid Cap Index selects its stocks using “free-float” capitalization to determine whether to include a stock into the Solactive Small/Mid Cap Index.

The Long-Term Care ETF, The Obesity ETF, The Organics ETF – Prospectus Comments

7.	Staff Comment: In the Additional Investment Strategies and General Portfolio Policies section of the Prospectuses, please consider disclosing if the Funds will sell or write swaps, or solely purchase swaps.

Response: The Registrant would only use swaps to gain exposure to certain companies or countries and in doing so would be considered to be purchasing swaps, not selling swaps. The Registrant believes its disclosure is clear on this point.

The Organics ETF – Prospectus Comments

8.	Staff Comment: Please consider disclosing additional factors to address the principal investment risks associated with the packaged meats and foods industries.

Response:

The Registrant has added the following risk disclosure regarding the packaged food and meats industries:

Packaged Food and Meats Concentration Risk. Packaged food and meats companies may be affected by extensive government regulations and investigations, quality control issues, sales by independent distributors and outbreaks of animal disease. Such companies are also subject to significant liability should the consumption of any of their products cause illness or physical harm. Changes in consumer tastes can also affect the demand for, and success of, packaged food and meats in the marketplace.

Janus Henderson Short Duration Income ETF – Prospectus Comments

9.	Staff Comment: In the Principal Investment Strategies section of the Prospectuses, please consider revising the language, beginning with “The Fund seeks to take advantage of market mispricings and dislocations…” to be in a more “plain English” style.

Response: The Registrant has revised the noted disclosure as follows:

The Fund seeks to take advantage of market mispricings and dislocations caused by structural inefficiencies in the fixed income market. ~~including.~~ For example, many fixed income indices are more heavily focused on the US or other larger regions globally, and may underrepresent smaller countries or regions that offer appealing return prospects. Similarly, many fixed income indices are heavily influenced by one or more of the largest components of the index, and may underrepresent smaller issuers that offer appealing return prospects.~~.—: (1) the bias of cash bond indices towards securities from North America and Asia; and (2) compositional bias in bond indices towards historical benchmark performance and structure.~~

10.	Staff Comment: Please add disclosure (e.g., in a parenthetical) to the discussion of high-yield/high-risk bonds in the Principal Investment Strategies section of the Funds’ Prospectus to indicate that high-yield securities are also known as “junk” bonds.

Response: The Registrant has added the disclosure as requested.

11.	Staff Comment: Please confirm that the derivatives listed in the Principal Investment Strategies and the Additional Investment Strategies sections is inclusive of the derivatives the Fund would expect to use.

Response: The Registrant so confirms.

12.	Staff Comment: In the risk sections discussing derivatives, please ensure there is disclosure specific to each type of derivative instrument that may be used by the Fund, as set forth in the July 30, 2010 SEC Letter Re: Derivatives-Related Disclosures by Investment Companies.

Response: The Registrant believes its derivative risk disclosure provides appropriately tailored, instrument-specific risk disclosure, based on the expected use of such instruments by the Fund. As an enhancement, the Registrant has added the following disclosure regarding the potential use of currency futures to the Risks section of the prospectus:

Currency Futures Risk. Currency futures are similar to forward foreign currency exchange contracts, and pose similar risks, except that futures contracts are standardized, exchange-traded contracts while forward foreign currency exchange contracts are traded in the OTC market. The use of currency futures contracts may substantially change the Fund’s exposure to currency exchange rates and could result in losses to the

Fund if currencies do not perform as anticipated. Currency markets generally are not as regulated as securities markets. In addition, currency rates may fluctuate significantly over short periods of time, and can reduce returns. Currency futures may also involve leverage risk.

13.	Staff Comment: Consider adding disclosure to the discussion of high-yield/high-risk bond risk in the Principal Investment Risks section of the Fund’s Prospectus to indicate the speculative nature of such securities.

Response: The Registrant believes the discussion of high-yield/high-risk bond risk in the Principal Investment Risks section of the Prospectus is an appropriate summary of the information provided in response to Item 9(c) of Form N-1A, which adequately describes the speculative nature of high-yield/high risk bonds.

14.	Staff Comment: Please include the Registrant’s revised disclosure regarding the Fund’s ability to invest in asset-backed securities and mortgage-backed securities.

Response: Attached as Appendix B is the revised disclosure to the Fund’s prospectus.

Janus Henderson SG Global Quality Income ETF – Prospectus Comments

15.	Staff Comment: Given the name of the Fund contains the word “global,” please confirm the Fund’s name is consistent with the Names Rule.

Response: The Registrant notes that the Commission has expressly stated that the term “Global” is not subject to the provisions of Rule 35d-1. See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) (“The terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule.”) Furthermore, consistent with the investment policies and restrictions of the Fund, the Registrant believes that the existing disclosure regarding the systematic and rules-based tracking of the performance of quality companies globally by the Underlying Index demonstrates the Fund’s relationship with the construction of the Underlying Index. The Registrant notes the disclosure in the Fund’s principal investment strategy section indicates that the amount of non-US securities in the Fund will vary over time, based on the composition of the Underlying Index. The Registrant believes the Fund’s investment policies are consistent with publicly issued SEC guidance regarding fund names.

Janus Henderson SG Global Quality Income ETF – Statement of Additional Information Comments

16.	Staff Comment: In the Investment Policies and Restrictions section, please consider disclosing that the Fund will consider the concentration of underlying funds when determining the Fund’s investment concentration.

Response:

The Registrant acknowledges the comment, but respectfully declines to add the suggested disclosure. As a practical matter, given the Fund seeks to replicate its Underlying Index which consists solely of stocks, the Fund does not expect to invest in investment companies under normal circumstances. To the extent the Fund would invest in an affiliated fund in which it had transparency, the Fund would consider the concentration of the underlying fund for purposes of determining the Fund’s concentration. The Fund is unable to consider the concentration of an unaffiliated fund due to a lack of transparency.

Please call me at (303) 336-7823 with any questions or comments.

Respectfully,

/s/ Byron D. Hittle

Byron D. Hittle
Assistant Secretary
Enclosures (via EDGAR only)

cc:
Kathryn Santoro, Esq.
Eric Purple, Esq.

Appendix A

FUND SUMMARY

Janus Henderson Small/Mid Cap Growth Alpha ETF

Ticker: JSMD

INVESTMENT OBJECTIVE

Janus Henderson Small/Mid Cap Growth Alpha ETF seeks investment results that correspond generally, before fees and expenses, to the performance of its underlying index, the Janus Small/Mid Cap Growth Alpha Index (the “Underlying Index”).

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$51	$160	$280	$628

FUND SUMMARY

Janus Henderson Small Cap Growth Alpha ETF

Ticker: JSML

INVESTMENT OBJECTIVE

Janus Henderson Small Cap Growth Alpha ETF seeks investment results that correspond generally, before fees and expenses, to the performance of its underlying index, the Janus Small Cap Growth Alpha Index (the “Underlying Index”).

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

FUND SUMMARY

The Long-Term Care ETF

Ticker: OLD

INVESTMENT OBJECTIVE

The Long-Term Care ETF seeks investment results that correspond generally to the performance, before fees and expenses, of an index which is designed to track the performance of companies globally that are positioned to profit from providing long-term care to the aging population. including companies owning or operating senior living facilities, nursing services, specialty hospitals, and senior housing, biotech companies for age-related illnesses, and companies that sell products and services to such facilities.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below. (To be updated by amendment. )

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0:50%
Other Expenses	0.00%

Total.Annual Fund Operating Expenses	0.50%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

l Year	3 Years	5 Years	10 Years
$51	$160	$280	$628

FUND SUMMARY

The Organics ETF

Ticker: ORG

INVESTMENT OBJECTIVE

The Organics ETF seeks investment results that correspond generally to the performance, before fees and expenses, of an index which is designed to track the performance of companies globally that are positioned to profit from increasing demand for organic products, including companies which service, produce, distribute, market or sell organic food, beverages, cosmetics, supplements, or packaging. The Adviser believes organic products are generally environmentally responsible and more likely to be sustainable.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

I Year	3 Years	5 Years	10 Years
$51	$160	$280	$628

FUND SUMMARY

Janus Henderson SG Global Quality Income ETF

Ticker: SGQI

INVESTMENT OBJECTIVE

Janus Henderson SG Global Quality Income ETF seeks investment results that correspond generally to the performance, before fees and expenses, of an index which is designed to track the stocks of quality companies globally with attractive and sustainable dividends.

FEES AND EXPENES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below,.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.45%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.45%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

FUND SUMMARY

The Obesity ETF

Ticker: SLIM

INVESTMENT OBJECTIVE

The Obesity ETF seeks investment results that correspond generally to the performance, before fees and expenses, of an index which is designed to track the performance of companies globally that are positioned to profit from servicing the obese, including biotechnology, pharmaceutical, health care and medical device companies whose business is focused on obesity and obesity related disease including diabetes, high blood pressure, cholesterol, heart disease, stroke, and sleep apnea, and companies focused on weight loss programs, weight loss supplements, or plus sized apparel.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below•

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$51	$160	$280	$628

FUND SUMMARY

Janus Velocity Volatility Hedged Large Cap ETF

Ticker: SPXH

INVESTMENT OBJECTIVE

Janus Velocity Volatility Hedged Large Cap ETF seeks investment results that correspond generally, before fees and expenses, to the performance of its underlying index, the VelocityShares Volatility Hedged Large Cap Index (the “Underlying Index”).

FEES AND EXPESES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below,.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Other Expenses	0.00%
Acquired Fund Fees and Expenses(1)	0.06%
Total Annual Fund Operating Expenses	0.71%

(1)	“Acquired Fund” refers to any underlying fund (including, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acquired fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent the Fund invests in Acquired Funds, the Fund’s “Total Annual Fund Operatmg Expenses” may not correlate to the “ratio of gross expenses to average net assets” presented in the Financial Highlights table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of mvesting in Acquired Funds.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$73	$227	$395	$883

FUND SUMMARY

Janus Velocity Tail Risk Hedged Large Cap ETF

Ticker: TRSK

INVESTMENT OBJECTIVE

Janus Velocity Tail Risk Hedged Large Cap ETF seeks investment results that correspond generally, before fees and expenses, to the performance of its underlying index, the VelocityShares Tail Risk Hedged Large Cap Index (the “Underlying Index”).

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Other Expenses	0.00%
Acquired Fund Fees and Expenses(1)	0.06%
Total Annual Fund Operating Expenses	0.71%

(1)	“Acquired fund” refers to any underlying fund (mcluding, but not limited to, exchange-traded funds) in which a fund invests or has invested during the period. Acqmred fund fees and expenses are indirect expenses a fund may incur as a result of investing in shares of an underlying fund. To the extent the Fund invests in Acquired Funds, the Fund’s “Total Annual Fund Operating Expenses” may not correlate to the “ratio of gross expenses to average net assets” presented in the Fmancial Highhghts table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

l Year	3 Years	5 Years	lO Years
$73	$227	$395	$883

FUND SUMMARY

Janus Henderson Short Duration Income ETF

Ticker: VNLA

INVESTMENT OBJECTIVE

Janus Henderson Short Duration Income ETF seeks to provide a steady income stream with capital preservation across various market cycles. The Fund seeks to consistently outperform the LJBOR 3-month rate by a moderate amount through various market cycles while at the same time providing low volatility.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below,.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.35%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.35%

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$36	$113	$197	$443

Appendix B

Prospectus Changes

From the Principal Investment Strategy Section

The types of fixed income instruments in which the Fund may invest include bonds, debt securities, and other similar instruments issued by various U.S. and foreign public- or private-sector entities. Such instruments include high-yield bonds, commercial paper, ~~agency~~ mortgage-backed securities, and floating rate securities~~. In addition,~~ The Fund may invest up to 20~~15~~% in asset-backed securities that are rated investment grade or of similar quality as determined by Janus Capital. From time to time, the Fund may invest up to 5% in asset-backed securities that are rated below investment grade, and up to 5% in non-agency mortgage-backed securities, so long as such investments, together with other asset-backed securities held by the Fund, do not exceed 20% of the Fund’s net assets.

From the Additional Investment Strategies and General Portfolio Policies section

Mortgage- and Asset-Backed Securities

The Fund may purchase fixed or variable rate commercial or residential mortgage-backed securities issued by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), or other governmental or government-related entities. Ginnie Mae’s guarantees are backed by the full faith and credit of the U.S. Government. Historically, Fannie Maes and Freddie Macs were not backed by the full faith and credit of the U.S. Government, and may not be in the future. In September 2008, the Federal Housing Finance Agency (“FHFA”), an agency of the U.S. Government, placed Fannie Mae and Freddie Mac under conservatorship. Under the conservatorship, the management of Fannie Mae and Freddie Mac was replaced. Since 2008, Fannie Mae and Freddie Mac have received capital support through U.S. Treasury preferred stock purchases and Treasury and Federal Reserve purchases of their mortgage-backed securities. The FHFA and the U.S. Treasury have imposed strict limits on the size of these entities’ mortgage portfolios. The FHFA has the power to cancel any contract entered into by Fannie Mae and Freddie Mac prior to FHFA’s appointment as conservator or receiver, including the guarantee obligations of Fannie Mae and Freddie Mac. As of the date of this Prospectus, Fannie Mae and Freddie Mac remain under conservatorship.

Recently, Congress began considering proposals to wind down Fannie Mae and Freddie Mac and reduce the U.S. Government’s role in the mortgage market. The proposals include whether Fannie Mae and Freddie Mac should be nationalized, privatized, restructured, or eliminated altogether. Fannie Mae and Freddie Mac also are the subject of several continuing legal actions and investigations over certain accounting, disclosure, and corporate governance matters, which (along with any resulting financial restatements) may continue to have an adverse effect on these guaranteeing entities. As a result, the future for Fannie Mae and Freddie Mac is uncertain, as is the impact of such proposals, actions, and investigations on the Fund’s investments in securities issued by Fannie Mae and Freddie Mac.

The Fund may invest up to 5% in non-agency mortgage-backed securities, which are not backed by the full faith and credit of the U.S. Government.

The Fund may invest up to 20~~15~~% in asset-backed securities that are rated investment grade or of similar quality as determined by Janus Capital. From time to time, the Fund may invest up to 5% in asset-backed securities that are rated below investment grade, so long as such investments, together with other asset-backed securities and non-agency mortgage-backed securities held by the Fund, do not exceed 20% of the Fund’s net assets. Asset-backed securities may be backed by various consumer obligations, including automobile loans, equipment leases, credit card receivables, or other collateral. In the event the underlying loans are not paid, the securities’ issuer could be forced to sell the assets and recognize losses on such assets, which could impact the Fund’s yield and your return.

From the Risks of the Fund section

Mortgage- and Asset-Backed Securities Risk. Rising interest rates tend to extend the duration of, or reduce the rate of prepayments on, both commercial mortgage-backed securities (“CMBS”) and residential mortgage-backed securities (“RMBS”), making them more sensitive to changes in interest rates (“extension risk”). As a result, in a period of rising interest rates, the price of mortgage-backed securities may fall, causing the Fund to exhibit additional volatility. Mortgage-backed securities are also subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the Fund’s returns because the Fund will have to reinvest that money at lower prevailing interest rates. In addition to extension risk and prepayment risk, investments in mortgage-backed securities, including those comprised of subprime mortgages, may be subject to a higher degree of credit risk, valuation risk, and liquidity risk than various other types of fixed-income securities. Non-agency issued mortgage-backed securities are not backed by the full faith and credit of the U.S. Government and must rely only on the creditworthiness of the issuer and the underlying mortgages for repayment.